A special meeting of shareholders of the Fund was held on December 20, 2010. At the meeting, shareholders approved a new investment management agreement between the Fund and First Trust and new investment sub-advisory agreements between the Fund, First Trust and each Sub-Advisor. 4,568,702 (50.33%) of the outstanding voting securities were voted at the meeting. The number of votes cast in favor of the new investment management agreement was 3,641,816, the number of votes against was 732,732, and the number of abstentions was 194,154. The number of votes cast in favor of the new investment sub-advisory agreement with MCIM was 3,632,382, the number of votes against was 737,210, and the number of abstentions was 199,109. The number of votes cast in favor of the new investment sub-advisory agreement with Four Corners was 3,623,276, the number of votes against was 739,648, and the number of abstentions was 205,777. The terms of the new investment management agreement and new investment sub-advisory agreements are substantially similar to the terms of the previous agreements.

The Annual Meeting of Shareholders of the Common Shares of Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund was held on April 18, 2011. At the Annual Meeting, Trustee Robert F. Keith was elected by the Common Shareholders of the Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund as a Class III Trustee for a three-year term expiring at the Fund's annual meeting of shareholders in 2014. The number of votes cast in favor of Mr. Keith was 7,291,372, the number of votes against was 1,147,734 and the number of abstentions was 638,857. Richard E. Erickson, Thomas R. Kadlec, James A. Bowen and Niel B. Nielson are the other current and continuing Trustees.